File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]  No [ X ]

CONTENTS

Documents Attached:

* Press Release dated March 27th., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name:  Claudio L. Del Valle Cabello
Title:  Attorney in Fact

Date: March 27th., 2003

March 27, 2003
Garza Garcia, Nuevo Leon
Mexico

VITRO REPORTS AUDITED
FOURTH QUARTER AND FISCAL 2002 RESULTS1

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)

Results for the year reflected continued weakness in the US and Mexican economies. This particularly affected sales at Flat Glass and Glassware. Glass Containers results, on the other hand, were less affected by the macroeconomic environment, particularly in the domestic market, and benefited from Vitro's strategy to target niche specialty product markets. Vitro's management is aggressively implementing several initiatives to further strengthen its operations. Three key strategic initiatives are: focusing on niche markets; shifting sales to the more profitable auto replacement market; and, implementing measures to improve productivity across all businesses.

Consolidated net sales for the year, excluding Ampolletas, remained unchanged YoY at US$2,343 million despite unfavorable economic conditions. For the quarter, sales decreased YoY by 3.0 percent to US$574 million.

Consolidated EBITDA for the year decreased YoY by 7.9 percent to US$403 million and for the quarter declined YoY by 20.1 percent to US$78 million.

Exchange rate losses for US$152 million, which are non-cash items, affected the US$7 million consolidated net income for the year.

Consolidated outstanding debt decreased YoY by 10.8 percent, or US$161 million, to US$1,336 million. This considers the cash available from the net proceeds of a medium term note in Mexican pesos issued on December 30, 2002 and the net obligation of a US private placement .

* Consolidated net sales. Consolidated net sales for the year declined YoY 1.1 percent to US$2,343 million. Excluding the effect of Ampolletas, which was divested in April 2002 and had sales of US$29 million for fiscal 2001 and US$9 million through April 2002, sales for the year would have remained unchanged. Glass Containers continued its solid results for the year and increased sales by 0.9 percent despite the Ampolletas divestiture. Net sales for the quarter declined by 5.6 percent, or US$16 million, at Flat Glass, by 1.7 percent, or US$4 million, at Glass Containers, and by 8.3 percent, or US$6 million, at Glassware. The decline in sales at Flat Glass and Glassware was mainly due to continued adverse market and economic conditions in both Mexico and the U.S. At Glass Containers, the YoY comparison was negatively impacted by the divestiture of Ampolletas. Excluding sales at Ampolletas, sales at Glass Containers would have risen by 1.4 percent, while consolidated net sales would have declined by 3.0 percent vs. actual 4.1 percent for the quarter.

* Consolidated EBITDA. Consolidated EBITDA for the year, declined by 7.9 percent to US$403 million, reflecting the continued weakness in macroeconomic conditions. For the quarter, EBITDA at Flat Glass, declined by 36.0 percent, or US$14 million, as a result of some non-recurring charges, continued weakness in demand from the non-residential construction in the U.S. and OEM auto segments, pricing pressures that affected margins and increased costs in the domestic construction segment. At Glass Containers, EBITDA rose by 0.4 percent, or US$0.2 million, mainly as a result of improved efficiencies, the implementation of cost saving measures and a more favorable sales mix in the domestic market. At Glassware, EBITDA declined by 15 percent, or US$2 million, mainly due to lower profitability in the plastics segment, which accounted for 64 percent of the decline, and pricing pressures that affected margins in both segments as imports into the Mexican market increased driven by a strong peso.

* For the year, the Company reported consolidated net income of US$7 million, which reflected the negative impact of an exchange loss, non-cash, of US$152 million. For the quarter, consolidated net loss was US$6 million, compared with consolidated net income of US$38 million for the fourth quarter of 2001. This was mainly due to the YoY increase in total financing cost resulting from exchange losses in the amount of US$20 million.

* On December 31, 2002, consolidated outstanding debt was US$1,455 million. This amount considers the issuance of a Ps$1.0 billion, six-year, bullet, medium term note (MTN*) issued in the Mexican market on December 30, 2002. It also considers the full obligation of a US private placement. Net of these proceeds and the net obligation of the above-mentioned private placement, consolidated outstanding debt decreased YoY by 10.8 percent, or US$161 million to US$1,336 million, and QoQ increased by approximately US$5 million.

On December 31, 2002, leverage (total debt/EBITDA) was 3.7 times, compared with 3.3 times on December 31, 2001. Net of the effect of the above mentioned issues, leverage on December 31, 2002, would have remained stable at 3.3 times.

(*) Certificados Bursátiles

1 For analysis purposes, all comments and figures discussed in this announcement are expressed exclusively in nominal dollars

The consolidated financial results, income statement, and cash flows for the twelve-month period ended December 31, 2002 and December 31, 2001, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Fourth Quarter 2002 results
Conference Call and Web cast
Thursday, February 27, 2003
11:30 AM U.S. EST - 10:30 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Friday, March 28, 2003. For inquiries regarding the conference call, please contact Luca Biondolillo of Breakstone & Ruth via telephone at (646) 536-7012 or via email at Lbiondolillo@breakstoneruth.com.

For further information, please contact:

(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 bemartinez@vitro.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com	(Media Relations) Albert Chico Vitro, S. A. de C.V. +(52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
Consolidated net sales for the quarter decreased YoY by 4.1 percent, or US$25 million, to US$574 million. This was the result of declines at Flat Glass of 5.6 percent or US$16 million; at Glass Containers of 1.7 percent or US$4 million; and at Glassware, of 8.3 percent or US$6 million. The YoY comparison was negatively impacted by the divestiture on April of 2002 of Ampolletas, a company of Glass Containers, which accounted for one third of the YoY decline. In 2001, sales at Ampolletas were US$7.3 million for the fourth quarter and US$29 million for the year. Excluding sales at Ampolletas for the fourth quarter of 2001 from the YoY comparison, sales at Glass Containers would have risen by 1.4 percent, while consolidated net sales would have declined by 3.0 percent, instead of 4.1 percent.

Flat Glass' sales declined mainly due to: the continued weakness in the U.S. economy, particularly the non-residential construction sector in the U.S. and the OEM auto segment; and pricing pressures as imports into the Mexican market increased during the year driven by the strong peso.

Glass Containers' sales (excluding Ampolletas) positively reflected the business unit's strategy to enter niche specialty product markets within segments such as wine & liquor, cosmetics and food. Additionally, during the fourth quarter the beer segment in Mexico continued to perform ahead of the general economic trend.

Glassware's sales were negatively impacted by the continued weakness in the Mexican and U.S. economies and the rise in imports into the Mexican market driven by the strong peso. Sales were also affected by pricing pressures, especially in the retail segment, and decreased demand in the plastic segment.

For the year, consolidated net sales declined 1.1 percent, or US$26.6 million, to US$2,343 million. However, excluding the effect of Ampolletas, which had sales of US$29 million for fiscal 2001 and US$9 million through April 2002, sales for the year would have remained stable. Glass Containers posted a solid year, despite the divestiture of Ampolletas, increasing sales YoY by 0.9 percent to US$977 million.

Table 1
Total Sales
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Total Consolidated Sales	574	599	(4.1)	2,343	2,369	(1.1)

Flat Glass	265	281	(5.6)	1,098	1,125	(2.4)
Glass Containers	241	245	(1.7)	977	967	0.9
Glassware	65	71	(8.3)	256	270	(4.9)
			--			--
Domestic Sales	285	300	(4.9)	1,129	1,161	(2.7)
Export Sales	133	138	(3.8)	586	589	(0.5)
Foreign Subsidiaries	156	161	(2.9)	628	619	1.3

% Foreign Currency Sales* / Total Sales	50.3%	49.9%	0.4 pp	52.0%	51.0%	1 pp
% Export Sales / Total Sales	23.1%	23.0%	0.1 pp	25.0%	24.9%	0.1 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA
Consolidated EBIT and EBITDA for the quarter decreased YoY by 34.7 and 20.1 percent, respectively, to US$26 million and US$78 million.

Flat Glass' EBIT and EBITDA decreased by 67.3 and 36.0 percent, or US$16 and US$14 million, respectively, due to: the decrease in sales of US$16 million explained above; cost increases which included non-recurrent charges, derived by inventory write-offs; and pricing pressures in the automotive and domestic construction markets that affected margins. Glass Containers' EBIT and EBITDA increased by 23.0 and 0.4 percent, or US$4 and US$0.2 million, respectively, as a result of improved operating efficiencies, especially in the glass domestic operations, and better capacity utilization.

Glassware EBIT and EBITDA decreased by 29.2 and 15.0 percent, or US$2 and US$3 million, respectively, due to: the decrease in sales of US$6 million described above, increases in the cost of raw materials within the plastic sector, and lower fixed cost absorption as a result of lower capacity utilization.

For the year, consolidated EBIT and EBITDA declined by 13.9 and 7.9 percent, or US$32 and US$34 million, respectively, reflecting the continued weakness in macroeconomic conditions.

Table 2
EBIT and EBITDA
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Consolidated EBIT	26	39	(34.7)	194	226	(13.9)
Margin	4.5%	6.6%	-2.1 pp	8.3%	9.5%	-1.2 pp
Flat Glass	8	24	(67.3)	82	131	(37.5)
Glass Containers	23	19	23.0	117	91	28.7
Glassware	6	8	(29.2)	26	34	(24.7)

Consolidated EBITDA	78	97	(20.1)	403	437	(7.9)
Margin	13.5%	16.2%	-2.7 pp	17.2%	18.5%	-1.3 pp
Flat Glass	26	40	(36.0)	150	194	(22.8)
Glass Containers	46	45	0.4	214	195	9.6
Glassware	12	15	(15.0)	53	60	(11.1)

Consolidated Financing Cost
During the quarter, the Company recorded a consolidated financing cost of US$31 million, compared with a consolidated financing gain of US$15 million for the same quarter of 2001. The decrease is explained by exchange losses during the quarter, which were non-cash items. The weighted average cost of debt for the quarter was 9.1 percent, similar to the same period of 2001. Interest expenses for the quarter were US$37 million, compared with US$34 million for the fourth quarter of 2001. The 7.9 percent YoY increase in interest expenses included costs from derivative transactions.

Foreign exchange loss for the quarter was US$20 million, representing 63 percent of the total financing cost, and it was due to the 2.0 percent depreciation of the Mexican peso against the U.S. dollar over the period. This loss had no impact on the Company's cash position.

For the year, the Company recorded a total financing cost of US$223 million, compared with US$59 million for fiscal 2001. Even tough interest expenses decreased YoY by 16.9 percent, a higher non-cash foreign exchange loss of US$152 million, as a result of the 13.8 percent depreciation of the Mexican peso against the U.S. dollar during the year, accounted for the majority of the increase.

During fiscal year 2002 the Company entered into cross-currency swap transactions that as of December 31, 2002, covered a total of US$323 million and interest rates related derivatives for up to US$695 million. Such transactions were part of the Company's strategy to offset future increases in U.S. and Mexican interest rates and a possible abrupt devaluation of the local currency, therefore reducing the uncertainty of the cash flow generation.

Table 3
Total Financing Cost
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Nominal Dollars
Interest Expense	37	34	7.9	125	150	(16.9)
Interest Income	(2)	(0)	425.0	(6)	(3)	124.0
Foreign Exchange Loss (Gain)	20	(49)	--	152	(59)	--
Monetary Position (Gain)	(29)	(13)	116.7	(78)	(64)	20.6
Other Financial Expenses (Net)*	5	13	(61.1)	30	35	(16.7)
Total Financing Cost	31	(15)	--	223	59	274.1
* Net of non related interest products.

Taxes
For the quarter, the YoY increase in accrued income taxes is due mainly to higher taxable gains in some of our foreign operations which are not consolidated for Mexican tax purposes. The deferred income tax decrease from US$21 million in 4Q'01 to US$(-7) million in the same quarter of 2002 is due to exchange losses byproduct of the Mexican peso devaluation during the year and the decrease in sales by the reasons previously explained.

For fiscal 2002, the Company posted a negative US$85 million deferred income tax, mainly as a result of the reduction of the Mexican legal income tax rate, mentioned in previous quarters.

Table 4
Taxes and Profit Sharing to Workers
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Nominal Dollars
Accrued Income Tax	10	(7)	--	36	26	36.4
Deferred Income Tax	(7)	21	--	(85)	6	--
Total Income Tax	3	15	(78.5)	(49)	32	--
Profit Sharing to Workers	(3)	2	--	5	9	(48.0)
Total Taxes and PSW	1	17	(96.6)	(44)	42	--

Consolidated Net Income
For the quarter, the Company posted a consolidated net loss of US$6 million, compared with consolidated net income of US$38 million for the same period of 2001. This was mainly the result of the above-mentioned increase in total financing cost and other extraordinary expenses related to the write-off of certain fixed assets and severance payments in connection with headcount reduction as part of the ongoing downsizing program at the corporate level announced in conjunction with 3Q02 results.

For the year, the Company reported consolidated net income of US$7 million, a YoY decline of 88 percent from US$62 million for fiscal 2001, due mainly to the above-mentioned increase in total financing cost and EBIT decrease.

Capital Expenditures
During the fourth quarter, the Company made capital expenditures (CAPEX) for a total of US$33.5 million, nearly all for maintenance purposes. Of these, US$16 million were invested at Flat Glass, US$14 million at Glass Containers and US$4 million at Glassware. CAPEX for the year was in line with the Company's initial expectation of US$100 million. For the year, a total of US$47 million were invested at Flat Glass, of which US$18 million corresponded to the purchase of a Glass Containers' facility in Mexicali, US$58 million at Glass Containers and US$13 million at Glassware, nearly all for maintenance purposes.

Consolidated Financial Position

On December 31, 2002, consolidated outstanding debt was US$1,455 million, compared with US$1,370 million on September 30, 2002. Consolidated outstanding debt rose QoQ by US$85 million, mainly as a result of the issuance of a Ps.1.0 billion, six-year, bullet, medium term note (MTN*) issued in the Mexican market on December 30, 2002. Proceeds from this MTN will be used to strengthen the financial position of the Company. Consolidated outstanding debt as of year-end 2002 also considers the full obligation of a U.S. private placement. Net of these proceeds and the net obligation of the above-mentioned private placement, consolidated outstanding debt decreased YoY by 10.8 percent, or US$161 million to US$1,336 million, and QoQ increased by approximately US$5 million.

On December 31, 2002, leverage (total debt/EBITDA) was 3.7 times, compared with 3.4 times on September 30, 2002 and 3.3 times on December 31, 2001. Net of the effect of the above mentioned issues, leverage on December 31, 2002, would have remained stable at 3.3 times.

* Certificados Bursátiles

Table 5
Debt Indicators
(Million dollars; except as indicated)
	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01
Interest Coverage
(EBITDA/ Int. Exp.) (Times)	3.1	3.4	3.2	3.1	2.9

Leverage
(Total Debt / EBITDA) (Times)	3.7	3.4	3.8	3.4	3.3

Total Debt	1,455	1,370	1,535	1,513	1,497
Short-Term Debt(1)	458	492	612	647	544
Long-Term Debt	997	878	923	866	953

Currency Mix (%) dlls / Pesos / UDI's	66 / 34 / 0	72 / 27 / 1	88 / 11 / 1	95 / 4 / 1	96 / 3 / 1
Weighted Average Cost of Debt (%)	9.1	9.0	8.6	8.6	9.1
(1) Short term debt includes current maturities of long-term debt.

Debt Profile as of December 31, 2002

* Continuing with the Company's strategy of strengthening its financial structure, short-term debt decreased QoQ by US$34 million to US$458 million, thus increasing the average life of Vitro's debt to 3.1 years, (and 3.2 years net of the effect of the MTN issue on a pro-forma basis) from 3.0 years for the third quarter of 2002, and from 1.8 years at December 31, 2001.
* Long-term debt represented 69 percent of total debt as of December 31, 2002 versus 64 percent as of December 31, 2001. Net of the effect of the MTN issue, long-term debt would have been 73 percent on a pro-forma basis.
* 50 percent of debt maturing in the period January 2003 - December 2003, or approximately US$228 million, was related to trade finance.

(1) As previously mentioned, the Company purchased an interest rate cap to protect US$350 million in debt. Including the cap transaction, the rate profile of the Company's debt was 71 percent fixed rate, 8 percent floating rate plus a fixed spread and 21 percent market conditions.

Cash Flow
Starting with the fourth quarter of 2002, the Company aligned its definition of "Working Capital" to include other current assets and liabilities in addition to the variations in clients, inventories and suppliers. For ease of comparison, working capital for 2001 was adjusted to reflect this new definition.

For the quarter, net interest expense declined as a result of a lower debt level and lower financing costs; working capital decreased by US$16 million. Dividends paid for the period corresponded to minority interest from joint venture partners in Central America. The Company recovered US$16 million on tax returns that more than offset taxes paid for the quarter. On summary, net free cash flow for the quarter was US$14million, compared with US$76 million for the fourth quarter of 2001.

For the year, the decrease in EBITDA was compensated by lower interest expenses, dividends and cash taxes paid. However, a total investment of US$85 million in working capital and higher capital expenditures resulted in a net free cash flow of US$8 million. For 2002, other extraordinary cash inflows, from the divestitures of Acros Whirlpool and Ampolletas, were a total of US$143.4 million. Excess cash flow was mainly used to pay down debt.

Table 6
Cash Flow Analysis(1)
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
EBITDA	78	97	(20.1)	403	437	(7.9)
(-) Net Interest Expense(2)	54	59	(8.9)	153	183	(16.6)
(-) Capex	34	29	15.0	101	84	19.8
(+/-) Working Capital(3)	(16)	(72)	(77.2)	(85)	(56)	-
(-) Dividends	1	2	(59.5)	35	44	(20.6)
(-) Cash Taxes paid	(8)	4	--	21	34	(37.2)
Net Free Cash Flow	14	76	(80.9)	8	149	(94.6)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) It's being reexpresed to include; Clients, Inventories, suppliers and other current assets and liabilities

Flat Glass
(47 percent of Consolidated Sales)

Sales
Sales for the quarter declined YoY by 5.6 percent, to US$265 million, from US$281 million for the same quarter in 2001. This was mainly due to the continued weakness of the U.S. economy; particularly the non-residential construction sector in the U.S. and the OEM auto segment, which declined YoY; and pricing pressures, mainly in the commodity segment, as imports into the Mexican market increased driven by the strong peso. The impact of these factors was only partially compensated by increases in sales to the auto replacement market in Mexico and at Vitro Cristalglass in Spain, where sales increased YoY by 31.4 percent.

Domestic sales for the quarter declined YoY by 11.4 percent to US$78 million. This was mainly due to a sales volume decline to the OEM auto segment, despite an improvement in the sales mix toward more value-added products. Volumes also declined slightly in the construction segment, with sales shifting to the export market as a consequence of the slowdown of the Mexican economy.

Export sales for the quarter declined YoY by 4.4 percent to US$62 million mainly due to a decline in volume and prices of the OEM auto segment.

Vitro America's sales to the non-residential construction segment in the U.S. continue to be affected by excess availability of office space due to the decline in business activity, especially on the West Coast of the U.S.

Sales at Vitro Cristalglass increased by 31.4 percent, driven by higher sales from the distribution segment.

For the year, domestic sales declined by 10.1 percent to US$320 million. This was partially compensated by a 4.7 percent increase in export sales, to US$272 million, in particular to the auto segment. Volumes were up for both the construction and auto segments, while prices remained stable in the case of construction and declined for the auto segment, especially the OEM, which is the sector where prices are under constant pressure.

EBIT and EBITDA
Consolidated EBIT for the quarter was US$8 million, representing a YoY decline of 67.3 percent. This was mainly due to the decline in sales explained above and US$9 million in extraordinary charges related to the write-off of inventories previously mentioned in the 3Q'02 earnings report, as well as increases in the following costs: direct materials for the auto segment, maintenance and freight; the latter due to the shift in sales to export markets. EBIT margin was affected by pricing pressures and the shift in sales toward the less profitable export market.

EBITDA for the quarter was US$26 million, reflecting a 36.0 percent YoY decrease, as a result of the factors discussed above.

Management continued in its efforts to shift sales of the OEM auto segment toward the more profitable auto replacement market by improving the utilization of existing distribution channels to partially offset pricing pressures and by increasing production of car sets with better margins for import car models within the domestic auto replacement market. For the year, sales produced in Mexico (excluding Vitro America) to the auto replacement market increased to 37 percent of total sales to the auto industry, from 33 percent for fiscal 2001.

Management is currently working on several initiatives to enhance synergies with its foreign subsidiaries, including increasing purchases by Vitro America of glass produced by the Mexican operations, which is expected to improve consolidated margins. Also, at Vitro America, the Company started implementing different initiatives to optimize its distribution network.

Other initiatives include increasing efficiencies of the furnaces by reducing the number of products produced by the float glass process and focusing on those with the highest margins and demand. Other products are being purchased from third parties, and finished by Vitro according to each client's requirements.

In addition, Flat Glass sales are expected to benefit from the start up of operations during the second half of 2003 of the new furnace currently being built by the JV with Asahi. This new furnace will provide additional capacity of 146,000 tons per year, which will be used 50/50 by the JV partners.

Table 7
Flat Glass
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Consolidated Net sales	265	281	(5.6)	1,098	1,125	(2.4)
Domestic Sales	78	89	(11.4)	320	356	(10.1)
Export Sales	62	65	(4.4)	272	260	4.7
Foreign Subsidiaries	125	127	(2.2)	506	509	(0.5)
EBIT	8	24	(67.3)	82	131	(37.5)
EBITDA	26	40	(36.0)	150	194	(22.8)

EBIT Margin	2.9%	8.4%	-5.5 pp	7.5%	11.7%	-4.2 pp
EBITDA Margin	9.7%	14.3%	-4.6 pp	13.7%	17.3%	-3.6 pp

Volumes
Flat Glass (Thousands of Metric Tons)	164.6	166.2	(1.0)	667.0	643.9	3.6
Fiber Glass (Thousands of Metric Tons)	8.7	7.8	11.5	35.1	31.9	10.3

Glass Containers
(42 percent of Consolidated Sales)

Sales
Consolidated sales for the quarter declined by 1.7 percent to US$241 million, from US$245 million. This was mainly due to the divestiture of Ampolletas on April of 2002, which had net sales of US$7.3 million for the fourth quarter of 2001. Excluding the effect of these sales on the YoY comparison, sales for the fourth quarter of 2002 would have increased by 1.4 percent.

For the quarter, net sales of glass products accounted for approximately 85 percent of the business unit's sales. Average prices for the period were stable for both, the domestic and export markets.

Domestic sales (excluding Ampolletas) were up by US$7 million to US$156 million. Sales to the beer and the wine & liquor segments, and to a lesser degree, to niche markets within the food segment, continued to be strong. This was offset by a 7 percent decline in sales at the business unit's subsidiary in Central America, due to lower demand in that region.

Exports declined by 4.2 percent YoY to US$53 million. Exports to the wine and liquor segments, especially to the West Coast of the U.S., and the cosmetic segments improved. This increase, however, was not enough to compensate for the decline in sales in other segments explained partially by a cold winter that impacted sales to the soft drink segment in the U.S.

For the year, consolidated sales rose by 0.9 percent to US$977 million, with the improvement resulting mainly from strong demand, both at the domestic operations and foreign subsidiaries. Excluding the effect of Ampolletas on the YoY comparison, sales for the year would have increased by 3.2 percent. Ampolletas sales for fiscal year 2001 were US$29 million, and US$9 million for the period through April 2002, when the company was divested.

Due to a strong demand, the business has been working at full capacity, reflecting the business unit's strategic position within the region. As a result, it is currently in the process of aligning production capacity with demand by increasing capacity at the Queretaro facility to better serve the soft drink and beer segment.

EBIT and EBITDA
EBIT for the quarter, increased YoY by 23.0 percent to US$23 million, mainly due to increased sales, an improvement in operating efficiencies, better capacity utilization and sales mix in the domestic market. EBIT margin improved YoY by 190 basis points to 9.5 percent.

EBIT at Vancan, the aluminum can subsidiary, rose as a result of higher sales and increases in productivity.

EBITDA for the quarter rose YoY by 0.4 percent to US$46 million, mainly due to the factors discussed above.

Table 8
Glass Containers
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Consolidated Net sales	241	245	(1.7)	977	967	0.9
Domestic Sales	156	156	0.1	619	608	1.9
Export Sales	53	55	(4.2)	236	249	(5.3)
Foreign Subsidiaries	32	34	(5.8)	122	111	9.8
EBIT	22	19	23.0	117	91	28.7
EBITDA	46	45	0.4	214	195	9.6

EBIT Margin	9.5%	7.6%	1.9 pp	12.0%	9.4%	2.6 pp
EBITDA Margin	18.9%	18.5%	0.4 pp	21.9%	20.1%	1.8 pp

Glass Containers
Domestic (Millions of Units)	1,045.9	936.5	11.7	4,115.2	3,672.7	12.0
Exports (Millions of Units	216.3	253.8	(14.8)	1,062.9	1,109.0	(4.2)
Total	1,262.2	1,190.3	6.0	5,178.2	4,781.7	8.3

Soda Ash (Thousands Tons)	140.0	138.1	1.4	543.7	554.5	(1.9)
Aluminium Cans (Million of Units)	260.1	229.0	13.6	977.9	909.4	7.5

Glassware
(10.5 percent of Consolidated Sales)

Sales

Sales for the quarter declined YoY by 8.3 percent to US$65 million, mainly as a result of a 6.5 percent decline in sales at the glass segment of this business. . This was mainly due to an increase in glassware imports into Mexico favored by the strong peso, the YoY decline in import duties and continued weak consumer confidence. Glass sales accounted for approximately 82 percent of total sales at the Glassware business unit, compared with 80 percent for the same quarter of 2001.

Sales at the plastic subsidiaries declined YoY by 15.6 percent, mainly due to lower demand for promotional products within the industrial segment and pricing pressures within the disposable dishware segment, especially with retailers.

For the year, sales declined YoY by 4.9 percent to US$256 million, mainly due to same factors that impacted the quarter.

EBIT and EBITDA
EBIT for the quarter decreased YoY by 29.2 percent to US$6 million, mainly as a result of a decline in profitability of the plastic business caused by lower fixed cost absorption within the industrial segment and lower sales, as well as a YoY increase in raw materials costs of oil sub-products. Additionally, margins were impacted by pricing pressures in the disposable dishware segment, as a result of over capacity in the sector, and in the glass segment, especially due to imports.

EBITDA for the quarter was US$12 million, reflecting a YoY decrease of 15 percent, resulting from the factors discussed above.

Management continues to focus on improving customer service, while leveraging on its distribution channels and traditional quality product line. In addition, management is focusing on product innovation and the degree of quality demanded in the medium and high-end markets.

Table 9
Glassware
(Millions)
			YoY%			YoY%
	4Q'02	4Q'01	Change	12M'02	12M'01	Change
Consolidated Net sales	65	71	(8.3)	256	270	(4.9)
Domestic Sales	48	53	(11.0)	178	189	(6.0)
Export Sales	18	18	(0.1)	78	80	(2.4)
EBIT	6	8	(29.2)	26	34	(24.7)
EBITDA	12	15	(15.0)	53	60	(11.1)

EBIT Margin	8.6%	11.2%	-2.6 pp	10.0%	12.6%	-2.6 pp
EBITDA Margin	19.0%	20.5%	-1.5 pp	20.8%	22.3%	-1.5 pp

Sales mix glassware products
Industrial	18.7%	23.7%	-5 pp	25.1%	28.0%	-2.9 pp
Retail	29.5%	31.9%	-2.4 pp	26.2%	27.9%	-1.7 pp
Wholesale	48.1%	40.9%	7.23 pp	44.0%	39.0%	5 pp
OEM	3.7%	3.6%	0.1 pp	4.8%	5.1%	-0.3 pp

Sales mix plastic products
Industrial	87.8%	81.1%	6.74 pp	84.3%	78.6%	5.67 pp
Retail	12.2%	18.9%	-6.7 pp	15.7%	21.4%	-5.7 pp

Key Developments

DEBT REFINANCING

On December 30, 2002, the Company issued a MTN in the Mexican market for Ps.1 billion, six-years, bullet, maturing on December 22, 2008. On February 13, 2003, the Company placed another MTN in the Mexican market for Ps. 1.14 billion, maturing on February 5, 2009, bullet. Proceeds from both issues will be used mainly to extend the average life of Vitro's debt profile at the holding company level by replacing short-term debt and current maturities of long-term debt.

With these transactions, Vitro continued to focus on strengthening its financial position and improving its debt profile, while maintaining a presence in the capital markets. The program and both issues were granted a rating of AA- (mex) by Fitch México, S.A. de C.V., the rating agency.

The Company is in the process of finalizing a US$200 million syndicated loan facility within Flat Glass to improve the business unit's debt profile. The average life of the facility is 2.5 years. Proceeds are being used to pay down mostly short-term maturities and some long-term debt with less favorable financial conditions.

After the closing of these transactions, the average life of the Company's consolidated net outstanding debt improved on a pro-forma basis, as of December 31, 2002 to 3.4 years, from 3.1 years with long-term debt accounting for 77 percent of total debt.

JOINT VENTURE IN PORTUGAL

As part of Vitro's strategy to grow within value-added segments and to increase its presence in Europe, especially in the Iberic Peninsula Vitro Cristalglass, the Company's subsidiary in Spain, recently completed a 60/40 joint venture with the Portuguese company Vidraria Chaves Lda. This will allow the Company to expand its operations and better serve the European flat glass market with value-added products by integrating a total of four manufacturing facilities and three distribution centers to meet demand for laminated glass and double glazing products in Spain, Portugal, and France.

The 60 percent stake in the JV was acquired for approximately US$3 million. The new company employs 55 people, dedicated to manufacturing glass and glazing products for the industrial, commercial and home segments.

LONG-TERM SUPPLY AGREEMENT

On February 19, 2003, a power and steam generation facility was inaugurated in the metropolitan area of Monterrey, Nuevo Leon, home to several Vitro facilities. This cogeneration plant was built and is to be operated by Tractebel, a french-belgian energy group.

Vitro will be one of main customers of this facility, using 104 of the 245 Megawatts of capacity and all of the Steam generation (approximately 1.3 million metric tons per year) under a 15-year contract. Fifteen Vitro facilities in five states of Mexico are part of this project.

This is the largest private sector project of its nature in Mexico and will provide cost savings and increased availability of power to Vitro and the other participants.

Savings for Vitro are estimated to average US$10 million per year and the Commercial Operation Date is expected in the next few weeks

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31,2002 (IN MILLIONS)

	Fourth Quarter						January - December
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2002	2001	% Var.	2002	2001	% Var.	2002	2001	% Var.	2002	2001	% Var.
Consolidated Net Sales	5,949	6,067	(1.9)	574	599	(4.1)	23,922	24,406	(2.0)	2,343	2,369	(1.1)
Cost of Sales	4,379	4,406	(0.6)	423	436	(3.0)	16,998	17,193	(1.1)	1,667	1,670	(0.2)
Gross Income	1,571	1,661	(5.5)	151	163	(7.3)	6,924	7,213	(4.0)	676	700	(3.4)
SG&A Expenses	1,304	1,261	3.4	126	124	1.4	4,938	4,898	0.8	481	474	1.6
Operating Income	267	400	(33.3)	26	39	(34.7)	1,986	2,315	(14.2)	194	226	(13.9)

Interest Expense	501	463	8.3	49	47	3.1	1,629	1,876	(13.2)	162	186	(12.6)
Interest Income	91	6	1,540.5	9	1	1,448.2	136	34	300.0	13	3	291.4
Exchange Loss (Gain)	206	(476)	--	20	(49)	--	1,544	(578)	--	152	(59)	--
Gain from Monet. Position	294	130	127.2	29	13	116.7	778	653	19.1	78	64	20.6
Total Financing Cost	322	(148)	--	31	(15)	--	2,259	610	270.1	223	59	280.6
Other Income	(5)	(62)	(91.7)	(1)	(6)	(90.7)	47	(826)	--	3	(83)	--
Share in Net Income of Non-Consol. Assoc. Companies	-	0	--	-	0	--	(0)	9	--	(0)	1	--
Inc. bef. Tax & PSW	(61)	487	--	(6)	48	--	(226)	888	--	(26)	85	--
Income Tax and PSW	6	168	(96.4)	1	17	(96.6)	(431)	431	--	(44)	42	--
Net Inc. Cont. Opns.	(67)	318	--	(6)	31	--	205	456	(55.1)	19	43	(56.8)
Income (loss)of Discont. Oper.	-	67	--	-	7	--	(118)	189	--	(11)	19	--
Extraordinary Items, Net			--			--			--			--
Net Income	(67)	385	--	(6)	38	--	87	645	(86.6)	7	62	(88.0)
Net Income of Maj. Int.	(111)	237	--	(11)	23	--	(44)	164	--	(5)	15	--
Net Income of Min. Int.	44	149	(70.4)	4	15	(71.1)	131	480	(72.8)	13	47	(73.1)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2002	2001	% Var.	2002	2001	% Var.	FINANCIAL INDICATORS	IVQ'02	IVQ'01
Cash & Cash Equivalents	2,231	1,087	105.2	214	109	96.3	Debt/EBITDA (LTM, times)	3.7	3.3
Trade Receivables	2,047	1,761	16.2	196	175	11.8	EBITDA/Net Int. Exp. (LTM, times)	3.1	2.9
Inventories	3,809	3,423	11.3	365	342	6.7	Debt / Firm Value (times)	0.6	0.6
Other Current Assets	1,036	1,035	0.1	99	106	(6.6)	Debt/Equity (times)	1.8	1.5
Current Assets from Disc. Operations	(0)	1,240	--	(0)	124	--	Total Liab./Stockh. Equity (times)	2.5	2.5
Total Current Assets	9,123	8,546	6.7	874	856	2.1	Curr. Assets/Curr. Liab. (times)	1.0	0.8
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,491	19,407	(4.7)	1,771	1,982	(10.6)	EPS (Ps$) *	(0.40)	0.86
Deferred Assets	1,813	1,841	(1.5)	174	183	(5.1)	EPADR (US$) *	(0.12)	0.26
LT Assets from Disc. Operations	-	3,246	--	-	335	--	* Based on the weighted average shares outstanding.
Other Long-Term Assets	590	611	(3.5)	56	62	(9.4)
Total Assets	30,016	33,651	(10.8)	2,875	3,418	(15.9)	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	4,779	6,003	(20.4)	458	619	(26.0)
Trade Payables	2,295	2,568	(10.6)	220	261	(15.9)	# Average Shares Outstaning
Other Current Liabilities	2,001	1,691	18.4	192	171	12.2	(thousands)	276,021	275,088
Current Liabilities from Disc. Operations	-	1,646	--	-	166	--	Employees	27,174	27,563
Total Curr. Liab.	9,076	11,908	(23.8)	869	1,217	(28.6)
Long-Term Debt	10,412	8,551	21.8	997	878	13.6
Other LT Liabilities	1,930	2,660	(27.4)	185	272	(32.0)
LT Liabilities from Disc. Operations	-	821	--	-	85	--
Total Liabilities	21,418	23,940	(10.5)	2,052	2,452	(16.3)

Restated Capital Stock	7,143	7,143	-	684	717	(4.7)
Retained Earnings	(1,206)	(1,061)	13.7	(116)	(113)	2.7
Minority Interest	2,661	3,629	(26.7)	255	363	(29.8)
Total Shar. Equity	8,598	9,711	(11.5)	823	967	(14.9)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF DECEMBER 31,2002 (IN MILLIONS)

	Fourth Quarter						January - December
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2002	2001	%	2002	2001	%	2002	2001	%	2002	2001	%
FLAT GLASS
Net Sales	2,766	2,892	-4.4%	267	283	-5.9%	11,380	11,753	-3.2%	1,109	1,134	-2.2%
Interd. Sales	16	24	-34.2%	2	2	-37.3%	108	94	14.7%	11	9	16.2%
Con. N. Sales	2,750	2,868	-4.1%	265	281	-5.6%	11,273	11,659	-3.3%	1,098	1,125	-2.4%
Expts.	638	634	0.6%	62	65	-4.4%	2,718	2,616	3.9%	272	260	4.7%
EBIT	81	243	-66.6%	8	24	-67.3%	845	1,346	-37.2%	82	131	-37.5%
Margin (1)	3.0%	8.5%		2.9%	8.4%		7.5%	11.5%		7.5%	11.7%
EBITDA	266	406	-34.4%	26	40	-36.0%	1,532	1,988	-22.9%	150	194	-22.8%
Margin (1)	9.7%	14.1%		9.7%	14.3%		13.6%	17.0%		13.7%	17.3%

Flat Glass Volumes (Thousand Tons)
Const + Auto				165	166	-1.0%				667	644	3.6%
Fiberglass (Thousand Tons)				8.7	7.8	11.5%				35.1	31.9	10.3%

GLASS CONTAINERS
Net Sales	2,515	2,480	1.4%	243	246	-1.1%	10,012	9,997	0.1%	983	974	1.0%
Interd. Sales	23	9	155.7%	2	1	142.3%	69	64	6.9%	7	6	6.1%
Con. N. Sales	2,491	2,470	0.8%	241	245	-1.7%	9,943	9,933	0.1%	977	967	0.9%
Expts.	554	587	-5.7%	53	55	-4.2%	2,475	2,645	-6.4%	236	249	-5.3%
EBIT	236	188	25.6%	23	19	23.0%	1,188	932	27.4%	117	91	28.7%
Margin (1)	9.5%	7.6%		9.5%	7.6%		11.9%	9.4%		12.0%	9.4%
EBITDA	469	452	3.9%	46	45	0.4%	2,153	1,980	8.7%	214	195	9.6%
Margin (1)	18.8%	18.3%		18.9%	18.5%		21.7%	19.9%		21.9%	20.1%

Glass containers volumes (MM Pieces)
Domestic				1,045.9	936.5	11.7%				4,115.2	3,672.7	12.0%
Exports				216.3	253.8	-14.8%				1,062.9	1,109.0	-4.2%
Total:Dom.+Exp.				1,262.2	1,190.3	6.0%				5,178.2	4,781.7	8.3%

Soda Ash (Thousand Tons)				140.0	138.1	1.4%				543.7	554.5	-1.9%
Aluminum Cans (MM Pieces)				260.1	229.0	13.6%				977.9	909.4	7.5%

GLASSWARE
Net Sales	680	714	-4.8%	66	72	-8.6%	2,618	2,776	-5.7%	259	274	-5.2%
Interd. Sales	6	9	-34.8%	1	1	-38.2%	29	41	-27.8%	3	4	-26.6%
Con. N. Sales	674	705	-4.4%	65	71	-8.3%	2,589	2,735	-5.4%	256	270	-4.9%
Expts.	183	182	0.9%	18	18	-0.1%	801	836	-4.3%	78	80	-2.4%
EBIT	59	79	-26.2%	6	8	-29.2%	260	346	-24.7%	26	34	-24.7%
Margin (1)	8.7%	11.3%		8.6%	11.2%		10.1%	12.6%		10.0%	12.6%
EBITDA	128	144	-11.1%	12	15	-15.0%	538	608	-11.5%	53	60	-11.1%
Margin (1)	19.1%	20.5%		19.0%	20.5%		20.8%	22.2%		20.8%	22.3%

GLASSWARE (Sales Mix %)
Retail				18.7%	23.7%					25.1%	28.0%
Wholesale				29.5%	31.9%					26.2%	27.9%
Industrial				48.1%	40.9%					44.0%	39.0%
OEM				3.7%	3.6%					4.8%	5.1%

PLASTICS (Sales Mix %)
Retail				87.8%	81.1%					84.3%	78.6%
Industrial				12.2%	18.9%					15.7%	21.4%

CONSOLIDATED (2)
Net Sales	6,020	6,125	-1.7%	581	605	-3.9%	24,215	24,653	-1.8%	2,371	2,394	-0.9%
Interd. Sales	71	57	23.6%	7	6	17.1%	293	247	18.5%	29	25	17.0%
Con. N. Sales	5,949	6,067	-1.9%	574	599	-4.1%	23,922	24,406	-2.0%	2,343	2,369	-1.1%
Expts.	1,375	1,403	-2.0%	133	138	-3.8%	5,993	6,097	-1.7%	586	589	-0.5%
EBIT	267	400	-33.3%	26	39	-34.7%	1,986	2,315	-14.2%	194	226	-13.9%
Margin (1)	4.5%	6.6%		4.5%	6.6%		8.3%	9.5%		8.3%	9.5%
EBITDA	804	972	-17.3%	78	97	-20.1%	4,081	4,455	-8.4%	403	437	-7.9%
Margin (1)	13.5%	16.0%		13.5%	16.2%		17.1%	18.3%		17.2%	18.5%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.

Link to Exhibits